UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Changes to Executive Committee

August 29, 2012 - 11:00 p.m. CET

ROLAND SMITH RECRUITED AS CHIEF EXECUTIVE OFFICER OF DELHAIZE AMERICA

ROLAND SMITH TO SUCCEED RONALD C. HODGE

BRUSSELS, Belgium, August 29, 2012, Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that it has recruited Roland Smith as President and Chief Executive Officer of Delhaize America and Executive Vice President of Delhaize Group, effective October 15, 2012. Mr. Smith will succeed Ronald C. Hodge who has been with the company 33 years and will remain with Delhaize America in an advisory role to ensure a smooth transition before retiring later this year.

Mr. Smith, 57, brings exceptional experience and a strong track record to Delhaize Group. Most recently, he served as President and CEO of The Wendy’s Company and, prior to that, as President and CEO of Wendy’s / Arby’s Group, Inc. In previous roles Mr. Smith has also served as CEO of Triarc Companies, Inc., Arby’s Restaurant Group, Inc., American Golf Corporation and National Golf Properties and AMF Bowling Worldwide, Inc. Mr. Smith is currently a Director of The Wendy’s Company and Chairman of the Board of Directors for Carmike Cinemas, Inc., a national trustee of the Boys & Girls Clubs of America, a national executive board member of the Boy Scouts of America and a member of the World Presidents’ Organization International.

Pierre-Olivier Beckers, President and CEO of Delhaize Group, said, “We are delighted that Roland will become the next CEO of Delhaize America and look forward to welcoming him to our company. He is a seasoned leader with a proven track record of managing large consumer businesses, reenergizing brands and driving top and bottom-line growth. We are confident his background and experience will serve to strengthen and accelerate the ongoing transformation of our business in the U.S.”

Mr. Smith said, “I am very excited to join Delhaize Group and have the opportunity to lead Delhaize America. This organization has a rich history, strong brand identity and a team that is focused on delivering value to its customers. I am looking forward to helping Delhaize America navigate through the challenges currently facing the industry and positioning our business for further growth.”

Mr. Hodge will retire after 33 years in various senior leadership roles with Delhaize Group. Prior to his current role, Mr. Hodge served as Chief Executive Officer of Delhaize America Operations and as Executive Vice President and Chief Executive Officer of Hannaford. He joined Hannaford in 1980 and was promoted through a number of increasingly senior roles, ultimately becoming President of Hannaford in December 2000 and Chief Executive Officer in 2001.

Mr. Beckers added, “Together with the Board of Directors and senior management of Delhaize Group, I want to thank Ron for his hard work and leadership over three decades. During his career, Ron has made countless contributions to our company’s growth and has been instrumental in a number of our achievements, including the creation of Delhaize America, which is now an approximately $20 billion revenue business with roughly 1,600 stores in 18 states.”

Mr. Hodge said, “After more than 30 years at Delhaize, I have decided that the time is right for me to retire. I am proud to have been part of this great company and to have played a role in the acquisition of Hannaford by Delhaize Group and the creation of Delhaize America. While the macroeconomic environment remains tough for our industry, our repositioning work is well underway and I am confident that my colleagues will continue to build on that momentum in the future. I look forward to working with Roland and the rest of the Delhaize team to ensure a seamless transition.”

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of the second quarter of 2012, Delhaize Group’s sales network consisted of 3 365 stores. In 2011, Delhaize Group posted € 21.1 billion ($29.4 billion) in revenues and € 475 million ($661 million) in net profit (Group share). At the end of June 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Chris Farrell: + 32 2 412 75 71

Investor Relations: + 32 2 412 77 61

Steven Vandenbroeke (media): +32 2 412 86 69

Christy Philips-Brown (media U.S.): +1 704 310 2221

Brunswick Group

Steve Lipin (U.S.): +1 212 333 3810

Simon Sporborg (U.K.): +44 (0) 20 7404 5959

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings under the New Game Plan, the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: August 30, 2012	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President and General Counsel